UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

CONTENTS

Appointment of Director

On June 13, 2024, the Board of Directors (the “Board”) of NANO-X IMAGING LTD (the “Company”) appointed Mr. Michael Jackman as a member of the Board, effective as of July 1, 2024.

Mr. Jackman has been determined by the Board to be an independent director in accordance with the listing rules of the Nasdaq Stock Market.

Biographical information concerning Mr. Jackman appears below:

Michael Jackman served as the chief operating officer of the Leidos (LDOS) health group from 2020 to 2024, overseeing the day-to-day operations of the Leidos Health Group to deliver a range of healthcare solutions and services. Prior to that, Mr. Jackman was the chief executive officer of Mach7 Technologies, from 2017 to 2019, a company which focused on modernizing enterprise imaging. In addition, Mr. Jackman was a senior executive at GE Healthcare from 2011 to 2017, serving as the Americas Region CEO for Healthcare Digital (HCIT) and as the General Manager for Enterprise Imaging and care delivery solutions. Prior to 2011, Mr. Jackman held leadership roles for Carestream Health (President HCIT), iSOFT Health Group (EVP Operations), and Eastman Kodak (CTO of Healthcare division) and lastly at IBM, where he started his career in hardware and software and held several leadership positions. Mr. Jackman holds a BSEE in Electrical Engineering from University of Rhode Island, and an MBA in Business Administration from Nova University.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271688) and Form S-8 (File No. 333-248322), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD (Registrant)

Date: June 13, 2024	By:	/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

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